SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CONCERTO SOFTWARE, INC.

(Name of the Issuer)

CONCERTO SOFTWARE, INC.

BACH MERGER SUB, INC.

MELITA INTERNATIONAL LTD.

MELITA INTERNATIONAL INC.

RALPH S. BRESLAUER

JAMES D. FOY

MICHAEL J. PROVENZANO, III

ALEXANDER TELLEZ

(Name of Persons Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of Class of Securities)

20602T106

(CUSIP Number of Class of Securities)

James D. Foy

Chief Executive Officer and President

c/o Concerto Software, Inc.

6 Technology Park Drive

Westford, Massachusetts 01886

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on

Behalf of the Persons Filing Statement)

Copies to:

John M. Mutkoski, Esq. Ryan D. Thomas, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 Telephone: (617) 248-7000 Facsimile: (617) 248-7100	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02210 Telephone: (617) 832-1000 Facsimile: (617) 832-7000	Gary M. Holihan, Esq. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, IL 60601 Telephone: (312) 861-2000 Facsimile: (312) 861-2200

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐ The filing of a registration statement under the Securities Act of 1933.

(c) ☐ A tender offer.

(d) ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation	$140,871,121	*	Amount of Filing Fee: $	11,396.47	**

*	For purposes of calculating the fee only. The amount assumes (i) the exchange of 11,013,431 shares of common stock, $.10 par value per share (the “Common Stock”), of Concerto Software, Inc. for a $12.00 per share merger consideration and (ii) the conversion of options to purchase 2,172,057 shares of Common Stock, with a weighted average exercise price of $7.99, into a right to receive a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $12.00 and the per share exercise price of such options.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,396.47	Filing Party: Concerto Software, Inc.
Form or Registration No.: Schedule 14A	Date Filed: October 29, 2003

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to an Agreement and Plan of Merger dated as of October 7, 2003 (as amended from time to time, the “Merger Agreement”), by and among Bach Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Melita International Ltd., a Cayman Islands company (“Melita”) and Concerto Software, Inc., a Delaware corporation (“Concerto”). Pursuant to the Merger Agreement, Concerto will continue as the surviving corporation, and each issued and outstanding share of common stock of Concerto, other than shares held by dissenting stockholders and certain shares held by R. Scott Asen, a director of Concerto, will be cancelled and converted into the right to receive a cash payment per share, without interest, of $12.00. As a result of the Merger, Concerto, the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, will become a wholly-owned indirect subsidiary of Melita. This Schedule 13E-3 is being filed by Ralph S. Breslauer, James D. Foy, Michael J. Provenzano, III, Alexander Tellez, Concerto, Merger Sub, a wholly-owned indirect subsidiary of Melita, Melita International Inc., a wholly-owned indirect subsidiary of Melita, and Melita (each a “Filing Person” and collectively, the “Filing Persons”), though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3.

Concurrently with the filing of this Schedule 13E-3, Concerto is filing an amended preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Concerto board of directors is soliciting proxies from stockholders of Concerto in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a). A copy of the Merger Agreement is filed as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3.

Item 1.    Summary Term Sheet.

Regulation M-A

Item 1001

The information set forth in the sections entitled “Questions and Answers About the Merger,” “Summary Term Sheet – The Participants in the Merger” and “Special Factors – Identity and Background of the Participants in the Merger” of the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A

Item 1002

(a)    Concerto is the subject company of this Schedule 13E-3. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet – The Participants in the Merger” and “Special Factors – Identities and Backgrounds of the Participants in the Merger” is incorporated herein by reference.

(b)-(d)    The Common Stock is the subject class of equity securities. The information set forth in the section of the Proxy Statement entitled “Certain Information Concerning Our Company—Price Range of Shares; Dividends; and Stock Repurchases” is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the section of the Proxy Statement entitled “Certain Information Concerning our Company – Price Range of Shares; Dividends; and Stock Repurchases” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

Regulation M-A

Item 1003

(a)-(c)    This Schedule 13E-3 is being filed by the Filing Persons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet – The Participants in the Merger” and “Special Factors – Identity and Background of the Participants in the Merger” is incorporated herein by reference.

Directors and Executive Officers of Concerto.    Set forth below is biographical information regarding each director and executive officer of Concerto not included in the Proxy Statement based on information supplied by them. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person’s principal address is c/o Concerto Software, Inc., 6 Technology Park Drive, Westford, MA 01886, (978) 952-0200.

Alphonse M. Lucchese has served as a director and chairman of the board of directors of Concerto since August 9, 1994. In addition, Mr. Lucchese served as president of Concerto from July 1, 1994 until January 12, 1998 and from May 4, 1999 until November 7, 2000, and as chief executive officer of Concerto from July 1, 1994 until November 7, 2000. On November 7, 2000, Mr. Lucchese retired from the positions of president and chief executive officer. Additionally, Mr. Lucchese currently serves as a director of Excelergy Corporation and OutStart, Inc. and also serves on the board of trustees of Marco Island Healthcare.

R. Scott Asen has served as a director of Concerto since April 1992. Since November 1997, Mr. Asen has been a general partner of AB Associates, LP, an investment management entity. Mr. Asen has also served as President of Asen & Co., Inc., an investment management firm, since 1983. Mr. Asen can be reached c/o Asen & Co., 224 East 49th Street, New York, New York 10017, (212) 758-2323.

Peter Gyenes has served as a director of Concerto since May 2000. Mr. Gyenes has been the chief executive officer of Ascential Software Corporation (formerly Informix Corporation), a data integration software company, since July 2000. Prior to joining Ascential Software Corporation, Mr. Gyenes was the chief executive officer of Ardent Software Inc. (formerly Vmark Software Inc.), a data management software company, from 1997 until 2000 and vice president of sales for Vmark Software from 1996 until 1997. Additionally, Mr. Gyenes currently serves as a director of Applix Inc. and ViryaNet Ltd. Mr. Gyenes can be reached c/o Ascential Software Corporation, 50 Washington Street, Westborough, MA 01581, (508) 366-3888. Ardent Software Inc., Vmark Software Inc. and Informix Corporation share the same address as Ascential Software Corporation.

Mark Donovan has served as senior vice president, operations and customer services of Concerto since May 1998. Mr. Donovan joined Concerto in September 1983 and has held various management positions including vice president, customer service from June 1992 through June 1994.

Kristina Lengyel has served as vice president, global technical services of Concerto since January 1, 2003. Ms. Lengyel joined Concerto in January 2002 in the position of vice president of professional services. Prior to joining Concerto, Ms. Lengyel served as senior vice president of operations and chief technology officer from December 2000 through June 2001, vice president for engineering from October 1999 through December 2000, and vice president for customer integration services from August 1996 through October 1999 at INSCI Corp, a provider of document management solutions. The offices of INSCI Corp. are located at Two Westborough Business Park, 200 Friberg Parkway, Suite 2000, Westborough, MA 01581.

No person specified above: (a) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction.

Regulation M-A

Item 1004

(a)(2)    The information set forth in the cover page of the Proxy Statement and in the sections of the Proxy Statement entitled “Question and Answers About the Merger,” “Summary Term Sheet,” “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors – Position of our Board of Directors as to the Procedural Fairness of the Merger,” “Special Factors – The Reasons of Management Investors for the Merger and Fairness of the Merger,” “Special Factors – the Belief of Merger Sub, Melita and Melita Inc. as to the Fairness of the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals,” “Special Factors – Interests of Certain Persons in the Merger,” “The Special Meeting – Required Votes,” “The Special Meeting – The Merger Agreement,” “The Special Meeting – Accounting Treatment” and “The Special Meeting – Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the sections of the Proxy Statement entitled “The Special Meeting – The Merger Agreement” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(d)    The information set forth in the section of the Proxy Statement entitled “The Special Meeting – Appraisal Rights” is incorporated herein by reference.

(e)    No provisions have been made except as set forth in the section of the Proxy Statement entitled “Available Information” which information is incorporated herein by reference.

(f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A

Item 1005

(a)    The information set forth in the sections of the Proxy Statement entitled “Certain Information Concerning Our Company” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(b)-(c)    The information set forth in the section of the Proxy Statement entitled “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)    The information set forth in the sections of the Proxy Statement entitled “Special Factors – Interests of Certain Persons in the Merger,” “Certain Information Concerning Our Company – Price Range of Shares; Dividends; and Stock Repurchases” and “The Special Meeting – The Merger Agreement” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A

Item 1006

(b)    The information set forth in the sections of the Proxy Statement entitled “The Special Meeting – The Merger Agreement – Merger Agreement – Merger,” “The Special Meeting – The Merger Agreement – Merger Agreement – Merger Consideration,” “The Special Meeting – The Merger Agreement– Merger Agreement – Treatment of Options,” “The Special Meeting – The Merger Agreement – Merger Agreement – Treatment of Purchase Plan Options” and “The Special Meeting – The Merger Agreement – Merger Agreement – Dissenting Shares” is incorporated herein by reference.

(c)    The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions and Answers about the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” and “The Special Meeting – The Merger Agreement” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

Regulation M-A

Item 1013

(a)-(d)    The information set forth in the sections of the Proxy Statement entitled “Questions and Answers about the Merger,” “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors – Position of our Board of Directors as to the Procedural Fairness of the Merger,” “Special Factors – The Reasons of Management Investors for the Merger and Fairness of the Merger,” “Special Factors – The Belief of Merger Sub, Melita and Melita Inc. as to the Fairness of the Merger,” “Special Factors – Purposes and Effects of the Merger and Plans or Proposals,” and “The Special Meeting – Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

Regulation M-A

Item 1014

(a)-(b) The information set forth in the sections of the Proxy Statement entitled “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors – Position of our Board of Directors as to the Procedural Fairness of the Merger,” “Special Factors – The Reasons of Management Investors for the Merger and Fairness of the Merger,” “Special Factors – The Belief of Merger Sub, Melita and Melita Inc. as to the Fairness of the Merger” and “Special Factors – Purposes and Effects of the Merger and Plans or Proposals” is incorporated herein by reference.

(c)    The information set forth in the section of the Proxy Statement entitled “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” is incorporated herein by reference.

(d)    The information set forth in the sections of the Proxy Statement entitled “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” and “Special Factors –Position of our Board of Directors as to the Procedural Fairness of the Merger” is incorporated herein by reference.

(e)    The information set forth in the section of the Proxy Statement entitled “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” is incorporated herein by reference.

(f)    The information set forth in the section of the Proxy Statement entitled “Special Factors – Background of the Merger” and “Special Factors – The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

Regulation M-A

Item 1015

(a)-(c) The information set forth in the sections of the Proxy Statement entitled “Special Factors – Opinion of SG Cowen Securities Corporation,” and “Available Information” is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

Regulation M-A

Item 1007

(a)-(b) The information set forth in the section of the Proxy Statement entitled “The Special Meeting – Merger Financing” is incorporated herein by reference.

(c)    The information set forth in the sections of the Proxy Statement entitled “Special Factors – Interests of Certain Persons in the Merger,” “The Special Meeting – Estimated Fees and Expenses of the Merger” and “The Special Meeting – The Merger Agreement – The Merger Agreement – Expenses; Termination Fee” is incorporated herein by reference.

(d)    The information set forth in the section of the Proxy Statement entitled “The Special Meeting – Merger Financing” is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

Regulation M-A

Item 1008

(a)-(b) The information set forth in the sections of the Proxy Statement entitled “Certain Beneficial Ownership of Shares” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

Regulation M-A

Item 1012

(d)-(e) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet – Stockholder Vote; Ownership of Our Directors and Executive Officers,” “Special Factors – Interests of Certain Persons in the Merger,” “The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors – The Belief of Merger Sub, Melita and Melita Inc. as to the Fairness of the Merger” and “Special Factors – The Reasons of Management Investors for the Merger and Fairness of the Merger” is incorporated herein by reference.

Item 13.    Financial Statements.

Regulation M-A

Item 1010

(a) (1)-(4) The information set forth in the section of the Proxy Statement entitled “Certain Information Concerning our Company – Selected Historical Data” is incorporated herein by reference.

(b)    Not applicable.

Item 14.    Persons/Assets Employed, Retained, Compensated or Used.

Regulation M-A

Item 1009

(a)-(b) The information set forth in the sections of the Proxy Statement entitled “Special Factors – Background of the Merger,” “Special Factors – Interests of Certain Persons in the Merger,” “Special Factors – Opinion of SG Cowen Securities Corporation” and “The Special Meeting – Solicitation of Proxies” is incorporated herein by reference.

Item 15.    Additional Information.

Regulation M-A

Item 1011

Additional information as set forth in the Proxy Statement, including the Annexes thereto, and the information set forth in the section of the Proxy Statement entitled “Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference in its entirety.

Item 16.    Exhibits.

Regulation M-A

Item 1016

(a)    Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 5, 2003 and incorporated herein by reference.

(b)(1)* Commitment Letter, dated as of October 7, 2003, from affiliates of Golden Gate Capital to Melita.

(b)(2)* Commitment Letter, dated as of October 7, 2003, from affiliates of Oak Investment Partners to Melita.

(b)(3)* Commitment Letter, dated as of October 6, 2003, from Wells Fargo Foothill, Inc. to Melita Inc.

(b)(4)* Commitment Letter, dated as of October 28, 2003, from Highbridge/Zwirn Special Opportunities Fund, L.P. to Melita Inc.

(b)(5)* Joinder to Commitment Letter and Commitment Side Letter, dated as of October 28, 2003, from CapitalSource Finance LLC to Melita Inc.

(c)(1) Opinion Letter, dated as of October 7, 2003, from SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Concerto (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)* Fairness Opinion Presentation, dated as of October 7, 2003, prepared by SG Cowen Securities Corporation.

(c)(3)* Fairness Opinion Presentation, dated as of September 26, 2003, prepared by SG Cowen Securities Corporation.

(c)(4)* Preliminary Discussion of Strategic Alternatives, dated as of August 29, 2003, prepared by SG Cowen Securities Corporation.

(d)(1) Agreement and Plan of Merger, dated as of October 7, 2003, by and among Melita, Merger Sub and Concerto (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)* Outline of Principal Terms for Management Arrangements with Newco, dated as of October 7, 2003, by and among James D. Foy, Ralph S. Breslauer, Michael J. Provenzano, III and Melita.

(f)    Delaware General Corporation Law – Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed as an exhibit to Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2003.

SIGNATURES

After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 5, 2003

CONCERTO SOFTWARE, INC.

By:	/s/ MICHAEL J. PROVENZANO, III

BACH MERGER SUB, INC.

By:	/s/ DAVID DOMINIK

MELITA INTERNATIONAL LTD.

By:	/s/ DAVID DOMINIK

MELITA INTERNATIONAL INC.

By:	/s/ DAVID DOMINIK

/s/ RALPH S. BRESLAUER
Ralph S. Breslauer

/s/ JAMES D. FOY
James D. Foy

/s/ MICHAEL J. PROVENZANO, III
Michael J. Provenzano, III

/s/ ALEXANDER TELLEZ
Alexander Tellez

EXHIBIT INDEX

(a)    Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 5, 2003 and incorporated herein by reference.

(b)(1)*    Commitment Letter, dated as of October 7, 2003, from affiliates of Golden Gate Capital to Melita.

(b)(2)*    Commitment Letter, dated as of October 7, 2003, from affiliates of Oak Investment Partners to Melita.

(b)(3)*    Commitment Letter, dated as of October 6, 2003, from Wells Fargo Foothill, Inc. to Melita Inc.

(b)(4)*    Commitment Letter, dated as of October 28, 2003, from Highbridge/Zwirn Special Opportunities Fund, L.P. to Melita Inc.

(b)(5)*    Joinder to Commitment Letter and Commitment Side Letter, dated as of October 28, 2003, from CapitalSource Finance LLC to Melita Inc.

(c)(1)    Opinion Letter, dated as of October 7, 2003, from SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Concerto (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)*    Fairness Opinion Presentation, dated as of October 7, 2003, prepared by SG Cowen Securities Corporation.

(c)(3)*    Fairness Opinion Presentation, dated as of September 26, 2003, prepared by SG Cowen Securities Corporation.

(c)(4)*    Preliminary Discussion of Strategic Alternatives, dated as of August 29, 2003, prepared by SG Cowen Securities Corporation.

(d)(1)    Agreement and Plan of Merger, dated as of October 7, 2003, by and among Melita, Merger Sub and Concerto (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)*    Outline of Principal Terms for Management Arrangements with Newco, dated as of October 7, 2003, by and among James D. Foy, Ralph S. Breslauer, Michael J. Provenzano, III and Melita.

(f)        Delaware General Corporation Law – Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed as an exhibit to Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2003.